Univar Inc.
Human Resources Policies and Procedures

Management and Univar Incentive Plan - 2016
Effective Date	Supersedes	Page
1 Jan 2016	2015 MIP	1 of 5

A.    Policy.

The Management Incentive Plan (MIP) and Univar Incentive Plan (UIP) (the Plan) is designed to motivate managers and key employees to achieve specific objectives that will help the Company grow, be profitable, and effectively manage and use its capital. The Plan focuses attention on key objectives, encourages planning and teamwork to achieve them, and enables participants to see a direct link between their contribution to the Company’s success and their compensation.

B.    Effective Date.

The Plan was approved by the Univar Inc. Compensation Committee (the “Committee” or the “Compensation Committee”) substantially in the form set forth, and is effective January 1, 2016, or such later date as may be required to comply with the requirements of IRC Section 162(m) when it is approved by the Company’s shareholders. The Plan will remain in effect until such time as the Compensation Committee may elect to suspend, amend, or terminate it; provided that, if subject to shareholder approval, the plan shall not extend for a period beyond that approved by the shareholders or as required by law.

C.    Eligibility.

1.    Participants. Executives, managers and key employees who work for the Company as designated by the Company or the Committee.

3.    Participant Rights. The Plan is not intended to confer contractual rights on any participant. The payment of an award to a participant with respect to any Plan Year does not guarantee the participant future employment by the Company or its subsidiaries, and does not guarantee future participation in the Plan. Employee’s rights under the Plan are not assignable.

4.    Plan Changes. The Committee reserves the right to change, modify, amend, suspend, or discontinue the Plan at any time without prior notice in its sole discretion.

D.    Definitions.

1.    Plan Year. The Company’s fiscal year, from January 1 to December 31.

2.    Internal Revenue Code (IRC or the Code). The Internal Revenue Code of 1986, as amended, or any successor thereto. and the Department of Treasury regulations and other interpretative guidance issued under it, including without limitation any such regulations or guidance that may be issued after the Effective Date.

3.    Covered Employee. As defined by IRC Section 162(m).

4.    Salary. Base salary as of December 31 of the Plan Year. Company contributions to pension or retirement programs or other fringe benefits, earned and paid during the Plan Year, are not included.

E.    Plan Administration.

1.    Committee. The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which has sole discretionary authority to interpret the Plan, and the Compensation Committee’s determinations shall be final. Notwithstanding the foregoing, if the Company is subject to IRC Section 162(m), to the extent the Compensation Committee is not comprised solely of members who are “outside directors” within the meaning of IRC Section 162(m), the Plan shall be administered by a subcommittee of the Compensation Committee comprised of outside directors within the meaning of IRC Section 162(m). In the latter event, references in the Plan to the Committee shall be deemed to refer to such subcommittee of the Compensation Committee.

2.    Committee Discretion. All Plan awards are subject to the Committee’s sole discretion. Subject to restrictions imposed by IRC Section 162(m), if such provision is applicable, the Committee has full authority to:

a.    Vary, withhold, grant, or reinstate awards;
b.    Vary or eliminate performance goals, targets, and metrics; and
c.    Determine, calculate, and vary performance assessments.

The Committee may decide how any performance goals, targets or metrics shall be adjusted to the extent necessary to prevent dilution or enlargement of any award as a result of events or circumstances, as determined by the Committee, or to exclude the effects of extraordinary, unusual, or non-recurring items; changes in applicable laws, regulations, or accounting principles; currency fluctuations; discontinued operations; non-cash items, such as amortization, depreciation, or reserves; asset impairment; or any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spin-off, split-up, combination, liquidation, dissolution, sale of assets, or other similar corporate transaction; provided, however, that no such adjustment will be made to the award of a Covered Employee if the effect of such adjustment would cause the award to fail to qualify as “performance based compensation” within the meaning of IRC Section 162(m), if such provision is applicable. The Plan shall be subject to any policy implemented by the Company as related to the forfeiture of incentive compensation or benefits.

3.    Compliance with IRC Section 409A. Without limiting the generality of the foregoing Sections E.1 and E.2., and notwithstanding anything in the Plan to the contrary, the Plan and awards issued under it shall be interpreted in accordance with the requirements of IRC Section 409A and payments under the Plan are anticipated to be made within the time frames anticipated by IRC Section 409A. In addition, if the Committee determines that any amounts payable under the Plan will be taxable to a participant under IRC Section 409A, then prior to payment to such participant of such amount, the Committee may:

a.
Adopt such amendments to the Plan and awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines are necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and awards hereunder; and/or

b.	Take such other actions as the Committee determines are necessary or appropriate to comply with the requirements of IRC Section 409A.

4.    Delegation of Authority. The Committee may, in its sole discretion, delegate to the Company’s Chief Executive Officer the authority (subject to the terms and conditions the Committee shall determine) to grant and administer awards to participants who are not Covered Employees.

5.    Target-Setting Process. The Committee will assign to each participant an award basis related to the individual’s responsibilities. Individual awards will depend on the attainment of any of the following performance criteria, either alone or in any combination, which may be expressed with respect to the Company or one or more operating units or groups, as the Committee may determine: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital; return on equity; return on net assets; return on total assets; return on capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; debt reduction; productivity; delivery performance; safety record; stock price; and total stockholder return.

Performance goals for the subject Plan year will be as determined by the Committee.

Performance goals may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance goals.

6.    Payout Percentages. The Company will assign to each participant a target award as a percentage of their Salary. Where applicable, in certain countries, Salary includes 13th, 14th, and 15th month salary and other payments considered by custom as fixed earnings for the purpose of calculating awards. This includes any direct salary paid in US dollars by the Company, but does not include vacation bonuses, pay in lieu of vacations, assignment allowances, or any other regular, variable or incentive compensation paid by the Company or its subsidiaries.

7.    Payout Calculation. A participant’s actual Plan award may range from 0% to 200% of their target award, depending on the degree to which specified performance goals are achieved. Awards earned between target points are based on interpolation of the data. Notwithstanding any provision of the Plan or an award agreement to the contrary, in no event may a Participant’s award in any Plan Year exceed US$2.5 million. Total awards calculated under the Plan will be reviewed by the Committee, and the Committee has the discretion to vary the Plan, including an increase or reduction in the amount of a participant’s available award (including a reduction to zero), based on any subjective or objective factors it determines to be appropriate in its sole discretion; provided, however, in the case of a Covered Employee the Committee may reduce (including a reduction to zero), but may not increase the amount of an available award or waive the achievement of the applicable performance goals.

8.    Performance Standard. If a participant is on a written progressive discipline plan at any time during a Plan Year, the Committee may reduce a portion of the participant’s Plan award for that Plan Year.

9.    Errors. If an error is made in calculating the amount of an award as determined in the Committee’s sole discretion, the Committee reserves the right to correct the award and to request the repayment of any such award which was paid and/or to offset the amount of any such award from any severance pay which the Company may choose to pay.

10.    Partial Year Participation. Subject to IRC Section 162(m), if such provision is applicable, if a participant was eligible for the Plan for only a portion of a Plan Year, or worked during a Plan Year in different positions, grades, geographic groups, locations, Business Units, incentive plans, related companies, etc., each period of work while in a Plan-eligible position will be pro-rated based on the number of calendar days the participant worked in each position, with the payout multiple and corresponding award calculated separately for each period.

11.    Participation in MIP, UIP and Sales Incentive Plan. SIP payments are subject to adjustment for employees who participate in both the MIP (or UIP) and Sales Incentive Plan (460) during any quarter of a Plan Year. For such quarters, the SIP bonus is adjusted to reflect the portion of the quarter they worked in a MIP (or UIP) eligible position.

12.    Periods of Disability or Unpaid Leave. Participants who suffer periods of illness or disability, or take unpaid leave, during all or a portion of a Plan Year will have their payout, if any, for that Plan Year reduced under the following terms:

a.	Sick Leave. No effect on Plan payout.

b.	Short-Term Disability. Participants on short-term disability will not receive a Plan payout for the days they were on short-term disability.

c.	Long-Term Disability. Participants on long-term disability will not receive a Plan payout for the days they were on long-term disability.

d.	Workers’ Compensation. Participants on workers’ compensation will have their Plan payout reduced by the percentage their pay is reduced, if any, for the days they were on workers’ compensation.

e.
Unpaid Leave. Participants, who take unpaid leave of any type, including unpaid leave under the Family and Medical Leave Act or any state law equivalent, will not receive a Plan payout for the days they were on such leave. This does not apply to vacation days used by participants for part of any such leave.

f.	Military Leave. Periods of active duty will have no effect on a participant’s Plan payout.

13.    Timing and Form of Payment. In the United States, Plan payouts will be made by March 15th of the year following the Plan Year. In other countries, Plan payouts will be made based on local tax and compensation practices. All payouts will be paid in cash directly to participants, subject to applicable taxes and other deductions.

14.    Termination of Employment During or After Plan Year.

a.	During Plan Year.

(1)
Death or Retirement. Participants whose employment terminates during a Plan Year due to death or retirement, as that term is defined in the Company retirement plans, are eligible for a pro-rata payout for the number of days worked in a Plan-eligible position during the Plan Year.

(1)	Resignation. Participants who resign their employment with the Company before the payout date under the Plan during a Plan Year are not eligible for a Plan payout for that Plan Year.

(3)	Discharge. Participants who are discharged for any reason during the Plan Year are not eligible for a Plan payout for that Plan Year.

15.    Participants Rehired During Plan Year. Participants who terminate their employment during a Plan Year, and who are then rehired during the same Plan Year, may be given credit for their previous service during the Plan Year based on the following rules:

Reason for Termination	Credit Given for Previous Service during Plan Year
Discharge	No
Resignation	Yes
Retirement	Yes
Reduction in Force	Yes

Participants who terminate their employment during one Plan Year, and who are then rehired during another Plan Year, will not be given credit for their service during the first Plan Year. Each Plan Year will be treated separately.

16. Clawback Policy. All awards and payment under the Plan shall be subject to the Company’s Clawback Policies (or other policies relating to reclamation of incentive payments).